Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

June 24, 2010

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Subprime Advantage Inc.
Your Letter of May 28, 2010
Form Registration Statement on Form S-1
File No. 333-164850

Dear Mr. Owings

This correspondence is in response to your letter dated May 28, 2010 in reference to our filing of the Registration Statement on Form S-1A filed on May 14, 2010 on behalf of Subprime Advantage Inc., your file number 333-164850.

General

1.
We note your response to prior comment four in our letter dated April 30, 2010 and your indication that you have revised the content of your web-site to archive properly those materials pursuant to Rule 433(e)(2). Our review of your web-site indicates that no such revisions have been made. Please confirm your understanding that the extend of information located at these links is considered historical issuer information it must be identified as such and placed under “archives” in order for such information to not be considered a free writing prospectus.

Response: We confirm our understanding that when materials considered historical issuer information should be archived, they will be placed under the “archived materials” link on the website. At this time, we do not have any archived materials.

Business Development Summary, Page 19

2.
We note your response to comment seven in out letter date April 30, 2010. Please revise your discussion to explain why and how you intend to acquire real property under “4. Acquire Real Property” Clarify whether, upon acquisition, you generally intend to rent out such properties sell them eventually or how you will otherwise “take advantage of investment opportunities in real estate.” You state on page 24 that you intend to sell any investment properties, however on page 40 you refer to the receipt of rental income for such investment properties. Please also discuss the criteria you intend to use when determining to make real estate acquisitions.  If you intend to rent out the property, please explain who will manage the property while it is being rented.

Response: We have revised the “4. Acquire Real Property” section as follows;

“4. Acquire Real Property- In addition to engaging in the business of providing information to the public on subprime disadvantaged properties, we intend to take advantage of investment opportunities in real estate.  These properties may or may not carry subprime mortgages.  The acquisition of these properties will be based up current purchase price versus potential property values, potential of rental income as well as condition and location.  Upon acquisition of the properties, if market conditions do not warrant a profitable resale, the properties will be offered for rent using conventional leasing terms.  Properties held by Subprime will be managed in-house, until such time as inventory would warrant the use of an outside company with expertise in property management.”

3.
Further, with respect to the Las Vegas condominium you recently purchase, please enhance your disclosure contained in your Risk Factor, Description of Business and Management’s Discussion and Analysis sections to discuss:

•
How you determined and why you believe $50,000 is the fair market value for this property and whether the sale has been completed or not, as you indicate that the short sale is still awaiting approval from the lender so it is unclear to us how you have taken title to the property;

Response:  We have revised the Description of Business and Management’s Discussion and Analysis sections to include the following;

“On April 1, 2010, we completed an acquisition of a property in Las Vegas, Nevada, for an agreed price of $50,000. We obtained title for the property through the executed agreement. Current listings suggest $50,000 is a fair market price considering the current conditions facing the Las Vegas real estate market. We have researched the price of homes listed for sale within the same zip code with comparable features and square footage. At this time we are in negotiations with the lender to modify the current mortgage of $168,000. Should we be unable to renegotiate with the lender, under the terms of the agreement, we may rescind the contract with the sellers, at which time the property would re-convey back to them. In our research of interest rates and mortgage terms, at a mortgage amount of $49,000, using conventional mortgage terms, we have established an estimated $282.07 mortgage payment per month.”

Supplementally, we have enclosed several comparable properties in the specific vicinity of the property referred.

•	Whether you believe that you can rent out this property at a rate that will cover all the costs associated with it;

Response: We have revised the Description of Business and Management’s Discussion and Analysis sections to include the following;

“Our plan with this property as well as future properties includes listing the property as a rental and maintaining the property until it could be sold for a profit. Our research indicates rental rates for similar properties range from $695 to $750 and higher. Therefore we foresee the possibility to cover all costs associated with the purchase including homeowner’s association fees, property taxes and the potential mortgage payment. This property is in a central location within the Las Vegas, offers many amenities and has a desirable floor plan.  These factors may assist in the signing of a profitable lease agreement.”

•
How failure to obtain funding and failure to find a tenant for this property may impact your liquidity and capital resources for the next twelve months and the Stages you set forth on pages 19-20 and 38;

Response: We have revised the Description of Business and Management’s Discussion and Analysis sections to include the following;

“Should we be unable to secure a lease with a tenant, we will be able to maintain the vacant property using our existing cash reserves for a minimum of three months, after which we would need to secure additional financing to cover expenses for the subsequent nine months.”

•
The amount of funds you will need to cover the mortgage and monthly maintenance costs associated with the property and your ability to pay such costs while you try to obtain a tenant for the property (we note you have quantified some of these amount on page 24 but it does not appear that you have quantified all of them); and

Response:  We have revised as follows to quantify the mortgage and monthly costs associated with the maintenance of the property;

•	“Acquisition of our initial real estate property ($50,000);

o	Estimated monthly mortgage payment ($282.07);

o	Property association fees per month ($177.00);

o	Utility expenses per month ($150.00);

o	Property taxes per month ($132.50).”

•	How the terms of reconveyance operate and under what circumstances you can revert the property back to the seller.

Response: The reconveyance will operate as a recision of the contract. We have revised the Description of Business and Management’s Discussion and Analysis sections to include the following;

“We have acquired a property in Las Vegas, Nevada, for an agreed price of $50,000.  At this time we are in negotiations with the lender to modify the current mortgage of $168,000.  Since the execution of the purchase agreement, we have opened negotiations with the current mortgage holder. Should we be unable to renegotiate with the lender, under the terms of the agreement we may rescind the contract with the sellers, at which time the property would re-convey back to them.”

Please also remove the last two sentences from the related risk factor on page 9 and mitigating language is inappropriate for risk factor discussion.  We may have further comments upon reading your responses and revisions.

Response: We have removed the last two sentences from the risk factor on page 9 relating to the real estate purchase contract.

The Online Subprime Disadvantages Property Opportunity Page 24

4.
We note your response to comment five in our letter date April 30, 2010. We further note you deleted the section titled the Inefficiencies of Traditional Property Buying and Selling Methods. However, the following statement remains in your registration statement:

•
“To date, we believe that other real estate-related websites which only have attempted to capitalize on this market opportunity have only recently aggregated a broad and extensive participation of subprime property owners and other industry participants; however with only a minimal focus. On the current market conditions,” page 25.

Please provide sources, marked and dated, for this statement and the bases of these beliefs or remove this statement from your document.

Response: We have removed the above statement.

5.
We note your statement on page one of your Prospectus Summary section that “[y]our lack of significant expenses and [y]our ability to commence marketing services will generate revenues sufficient to support the limited costs associated with [y]our initial ongoing operations for the next twelve month.” We further note your statement on page 11 of your Use of Proceeds section that your capital needs are based on assumptions that you will not incur additional obligations for personnel office, etc. until such time as we either raise additional equity or debt, or generate revenues to support such expenditures.” As applicable, please revise both your Prospectus Summary and Use of Proceeds section to reflect additional expenses and obligations incurred in connection with your real estate acquisitions. Given this new property acquisition component to your business, please enhance your disclosure as to whether you still intend to generate revenues primarily from internet advertising and fees for consumer and professional services. Please review your entire registration statement for compliance with this comment.

Response: We have revised the Prospectus Summary as follows;

“The capital raised in this offering has been budgeted to cover the costs associated with the offering, industry related information compilation, working capital, and covering various filing fees and transfer agent fees to complete our early money raised through this offering. We believe that with the working capital raised in this offering, the revenues received from commencing our marketing efforts and rents generated from our recent real estate acquisition, we will have sufficient revenues to support the costs associated with our operations for the next twelve months, assuming we are successful in negotiating the mortgage and locating a tenant for our new real estate acquisition.”

We have revised the Use of Proceeds section to reflect the additional expenses and obligations in footnote #4 regarding Working Capital.

“Working Capital. Includes any application deemed appropriate for the company to maintain operations including but not limited to the expenses relating to our real estate acquisition such as the mortgage, utilities, insurance and association fees.”

Management’s Discussion and Analysis of Financial condition and Results of Operations, page 33

Impact of Insufficient Capital On Our Business Strategy, page 36

6.
We note your response to comment 13 in out letter dated April 30, 2010. Please expand your disclosure to include capabilities of your current website, whether this current website has the ability to generate funds and quantify the “nominal” maintenance costs associated with maintaining your current web-site.

Response:  We have revised this section to include the above information as follows;

“Our current website has the capability of collecting and posting real estate listing information and allows the user to pay for that service by credit card through the PayPal checkout. The nominal maintenance costs associated with current website include the domain name registration of $21.74 every two years, as well as Molly County’s time spent updating and revising the content.”

Executive Compensation, page 41

7.
We note your response to comment 14 in our letter dated April 30, 2010. WE further note your inclusion of $1,000 in your summary compensation table. Please explain to us why this $1,000 is considered salary if it was used to purchase items for your operations. If you allocated, rather than “paid”, Molly Country $1,000 for expenses, please state as much and remove the amounts from the Summary Compensation Table.

Response:  The $1,000 is considered salary and we have revised this section as follows;

“Ms. Country, our Principal Executive Officer (PEO) has received $1,000 as compensation for her time put forth in the formation of the corporation, as well as the design and launching of the initial website, property research and acquisition.”

Index to Financial Statements, page 44

8.	We note your response to comment 15 in our letter dated April 30, 2010. We await the filing of your March 31, 2010 financial statements.

Response:  We have revised the filing to include financial statements through March 31, 2010.

Sincerely,

     /s/Donald J. Stoecklein

cc: Subprime Advantage Inc.